UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: January 22, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: January 22, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release: January 22, 2015

CP reports record Q4 2014 operating ratio of 59.8 percent and earnings per share of C$2.63

Q4 adjusted earnings per share climb to $2.68

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced the lowest quarterly operating ratio in the company’s history and record net income for both the fourth quarter and the full year 2014.

Revenues in the fourth quarter climbed 10 percent to an all-time high $1.76 billion. Net income rose to a record $451 million, or $2.63 per diluted share. Adjusted earnings in the fourth-quarter jumped to $460 million, or $2.68 per share, from $338 million, or $1.91 per share, in the fourth quarter 2013.

“I am proud of the team at CP, which continues to build momentum as we exited the year with double-digit revenue growth and a sub-60 operating ratio, proving again our ability to control costs while growing the top line,” said E. Hunter Harrison, CP’s Chief Executive Officer. “In just two short years, CP has transformed from an industry laggard into a railway leader, and achieved its ambitious 2016 targets two full years ahead of schedule.”

FULL-YEAR 2014 HIGHLIGHTS

•	Revenue climbed 8 percent to an all-time high $6.62 billion

•	Operating ratio fell to a record 64.7 percent, a 520-basis-point drop on an adjusted basis

•	Reported EPS rose 71 percent to a record $8.46

•	Adjusted EPS climbed 32 percent to $8.50

“CP’s remarkable transformation has allowed it to exceed its operational and financial goals for 2014, positioning the company to be nimble in the near-term and successful in the long run,” Harrison said. “CP fully recognizes the impact of short-term volatility in commodity prices, but given the diversity of its business and proven ability to control costs, we’re confident in our ability to execute on our plan going forward.”

“We are just getting started,” Harrison said.

2015 FULL-YEAR GUIDANCE

•	Operating ratio below 62 percent

•	Revenue growth of 7-8 percent

•	Adjusted EPS increase of more than 25 percent vs. 2014 adjusted EPS of $8.50

KEY ASSUMPTIONS

•	No assumption on share buybacks beyond current NCIB program expiring March 16, 2015

•	Canadian dollar to U.S. dollar exchange rate of C$1.20

•	Tax rate of 27.5 per cent

•	Defined benefit pension expense of approximately $45 million vs. 2014 pension income of $43 million

•	Capital expenditures of approximately $1.5 billion

•	Average On Highway Diesel price of $2.70

•	Average WTI price of $46

•	140,000 crude carloads

Non-GAAP Measures

For further information regarding non-GAAP measures, including reconciliations to the nearest GAAP measures, see the attached supplementary schedule Non-GAAP Measures.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific Railway Limited (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP.

Contacts

Media

Martin Cej

Tel: 403-319-7298

email: martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the year
	ended December 31		ended December 31
	2014	2013	2014	2013
Revenues
Freight	$1,719	$1,570	$6,464	$5,982
Other	41	37	156	151

Total revenues	1,760	1,607	6,620	6,133

Operating expenses
Compensation and benefits	314	335	1,352	1,385
Fuel	255	262	1,048	1,004
Materials	47	45	193	160
Equipment rents	38	39	155	173
Depreciation and amortization	139	144	552	565
Purchased services and other	259	240	985	998
Asset impairments	—	435	—	435
Labour restructuring	—	(7)	(4)	(7)

Total operating expenses	1,052	1,493	4,281	4,713

Operating income	708	114	2,339	1,420
Less:
Other income and charges	15	6	19	17
Net interest expense	73	70	282	278

Income before income tax expense	620	38	2,038	1,125
Income tax expense (recovery)	169	(44)	562	250

Net income	$451	$82	$1,476	$875

Earnings per share (Note 4)
Basic earnings per share	$2.66	$0.47	$8.54	$5.00
Diluted earnings per share	$2.63	$0.47	$8.46	$4.96
Weighted-average number of shares (millions) (Note 4)
Basic	169.3	175.4	172.8	174.9
Diluted	170.9	177.0	174.4	176.5
Dividends declared per share	$0.3500	$0.3500	$1.4000	$1.4000

Certain of the comparative figures have been reclassified in order to be consistent with the 2014 presentation. (Note 7)

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the year
	ended December 31		ended December 31
	2014	2013	2014	2013
Net income	$451	$82	$1,476	$875
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(13)	4	(32)	3
Change in derivatives designated as cash flow hedges	(47)	(1)	(49)	(1)
Change in defined benefit pension and post-retirement plans (Note 6)	(1,034)	1,382	(941)	1,681

Other comprehensive (loss) income before income taxes	(1,094)	1,385	(1,022)	1,683
Income tax recovery (expense)	307	(355)	306	(418)

Other comprehensive (loss) income	(787)	1,030	(716)	1,265

Comprehensive (loss) income	$(336)	$1,112	$760	$2,140

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31	December 31
	2014	2013
Assets
Current assets
Cash and cash equivalents	$226	$476
Restricted cash and cash equivalents	—	411
Accounts receivable, net	702	580
Materials and supplies	177	165
Deferred income taxes	56	344
Other current assets	116	53

	1,277	2,029
Investments	112	92
Properties	14,438	13,327
Assets held for sale (Note 2)	182	222
Goodwill and intangible assets	176	162
Pension asset (Note 6)	304	1,028
Other assets	151	200

Total assets	$16,640	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 5)	$1,277	$1,189
Long-term debt maturing within one year	134	189

	1,411	1,378
Pension and other benefit liabilities (Note 6)	755	657
Other long-term liabilities (Note 5)	432	338
Long-term debt (Note 3)	5,659	4,687
Deferred income taxes	2,773	2,903

Total liabilities	11,030	9,963
Shareholders’ equity (Note 4)
Share capital	2,185	2,240
Additional paid-in capital	36	34
Accumulated other comprehensive loss	(2,219)	(1,503)
Retained earnings	5,608	6,326

	5,610	7,097

Total liabilities and shareholders’ equity	$16,640	$17,060

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the year
	ended December 31		ended December 31
	2014	2013	2014	2013
Operating activities
Net income	$451	$82	$1,476	$875
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	139	144	552	565
Deferred income taxes	160	(48)	354	212
Pension funding in excess of expense	(29)	(15)	(132)	(55)
Asset impairments	—	435	—	435
Labour restructuring, net	—	(12)	(4)	(29)
Other operating activities, net	(42)	(28)	1	(51)
Change in non-cash working capital balances related to operations	(22)	101	(124)	(2)

Cash provided by operating activities	657	659	2,123	1,950

Investing activities
Additions to properties	(513)	(434)	(1,449)	(1,236)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad	—	—	236	—
Proceeds from the sale of properties and other assets	26	35	52	73
Change in restricted cash and cash equivalents used to collateralize letters of credit	84	(65)	411	(411)
Other	—	4	—	(23)

Cash used in investing activities	(403)	(460)	(750)	(1,597)

Financing activities
Dividends paid	(60)	(61)	(244)	(244)
Issuance of common shares	12	14	62	83
Purchase of CP common shares (Note 4)	(1,063)	—	(2,050)	—
Repayment of long-term debt, excluding commercial paper	(8)	(11)	(183)	(56)
Net issuance of commercial paper (Note 3)	771	—	771	—
Settlement of foreign exchange forward on long-term debt	—	—	17	—
Other	—	(3)	(3)	(3)

Cash used in financing activities	(348)	(61)	(1,630)	(220)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	5	9	7	10

Cash position
(Decrease) increase in cash and cash equivalents	(89)	147	(250)	143
Cash and cash equivalents at beginning of period	315	329	476	333

Cash and cash equivalents at end of period	$226	$476	$226	$476

Supplemental disclosures of cash flow information:
Income taxes paid	$84	$4	$226	$31
Interest paid	$89	$86	$309	$295

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,476	1,476
Other comprehensive loss	—	—	—	(716)	—	(716)
Dividends declared	—	—	—	—	(241)	(241)
Effect of stock-based compensation expense	—	—	19	—	—	19
CP common shares repurchased (Note 4)	(10.3)	(136)	—	—	(1,953)	(2,089)
Shares issued under stock option plans	1.0	81	(17)	—	—	64

Balance at December 31, 2014	166.1	$2,185	$36	$(2,219)	$5,608	$5,610

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	875	875
Other comprehensive income	—	—	—	1,265	—	1,265
Dividends declared	—	—	—	—	(246)	(246)
Effect of stock-based compensation expense	—	—	17	—	—	17
Shares issued under stock option plans	1.5	113	(24)	—	—	89

Balance at December 31, 2013	175.4	$2,240	$34	$(1,503)	$6,326	$7,097

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

1	Basis of presentation

This unaudited interim consolidated financial information of Canadian Pacific Railway Limited (“CP” or “the Company”), expressed in Canadian dollars, reflects management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements and 2014 consolidated interim financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial information includes all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information.

2	Assets held for sale

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as “Assets held for sale” on the Company’s Interim Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval by the U.S. Surface Transportation Board.

3	Commercial paper program

During the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million ($783 million in Canadian dollars) presented in “Long-term debt” on the Interim Consolidated Balance Sheets (2013—$nil). The weighted-average interest rate on these borrowings was 0.44%.

The Company presents issuances and repayments of commercial paper in the Interim Consolidated Statements of Cash Flows on a net basis, all of which have a maturity less than 90 days.

4	Shareholders’ Equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Commons Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The following table provides the activities under the share repurchase program:

	For the three months	For the year
	ended December 31	ended December 31
	2014	2014
Number of common shares repurchased	5,205,700	10,476,074
Weighted-average price per share(1)	$211.67	$199.42
Amount of repurchase (in millions)(1)	$1,102	$2,089

(1)	Includes brokerage fees.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

5	Financial instruments

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value of future cash flows of a financial instrument will vary as a result of changes in market interest rates. The Company may enter into swap agreements, designated as cash flow hedges, to reduce the interest volatility on floating rate debt. In anticipation of future debt issuance, the Company may also enter into forward rate agreements such as treasury rate locks, bond forwards, or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes. The effective portion of changes in fair value on the forward starting swaps are recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted note is issued. Subsequent to the notes issuance, amounts in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive (loss) income” on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

Interest rate swaps

During the fourth quarter of 2014, the Company also entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Company’s Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive (loss) income” on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

6	Pensions and other benefits

The remeasurement of the Company’s pensions and post-retirement benefits plans at December 31, 2014 resulted in net actuarial losses of $1,065 million. These losses were largely due to lower discount rates at the remeasurement date partly offset by favourable 2014 investment returns, which resulted in an increase in “Pensions and other benefits” liabilities of $100 million and a $965 million decrease in “Pension asset”. In addition, the net actuarial losses increased other comprehensive loss by $781 million and decreased “Deferred income taxes” by $284 million in the fourth quarter of 2014. The Company used an average discount rate of 4.09% at December 31, 2014 (2013 - 4.90%).

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2014

(unaudited)

7	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three months and the year ended December 31, 2013 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

			Purchased
	Compensation		services and
(in millions of Canadian dollars)	and benefits	Material	other
For the three months ended December 31, 2013
As previously reported	$343	$65	$212
(Decrease) increase	(8)	(20)	28

As reclassified	$335	$45	$240

For the year ended December 31, 2013
As previously reported	$1,418	$249	$876
(Decrease) increase	(33)	(89)	122

As reclassified	$1,385	$160	$998

Summary of Rail Data

Fourth Quarter						Year
2014	2013	Change	%		Financial (millions, except per share data)	2014	2013	Change	%
					Revenues
$1,719	$1,570	$149	9		Freight revenue	$6,464	$5,982	$482	8
41	37	4	11		Other revenue	156	151	5	3

1,760	1,607	153	10		Total revenues	6,620	6,133	487	8

					Operating expenses
314	335	(21)	(6)		Compensation and benefits(1)	1,352	1,385	(33)	(2)
255	262	(7)	(3)		Fuel	1,048	1,004	44	4
47	45	2	4		Materials(1)	193	160	33	21
38	39	(1)	(3)		Equipment rents	155	173	(18)	(10)
139	144	(5)	(3)		Depreciation and amortization	552	565	(13)	(2)
259	240	19	8		Purchased services and other(1)	985	998	(13)	(1)
—	435	(435)	(100)		Asset impairments	—	435	(435)	(100)
—	(7)	7	100		Labour restructuring	(4)	(7)	3	43

1,052	1,493	(441)	(30)		Total operating expenses	4,281	4,713	(432)	(9)

708	114	594	521		Operating income	2,339	1,420	919	65
					Less:
15	6	9	150		Other income and charges	19	17	2	12
73	70	3	4		Net interest expense	282	278	4	1

620	38	582	1,532		Income before income tax expense	2,038	1,125	913	81
169	(44)	213	484		Income tax expense	562	250	312	125

$451	$82	$369	450		Net income	$1,476	$875	$601	69

59.8	92.9	(33.1)	(3,310	) bps	Operating ratio (%)	64.7	76.8	(12.1)	(1,210	) bps
$2.66	$0.47	$2.19	466		Basic earnings per share	$8.54	$5.00	$3.54	71

$2.63	$0.47	$2.16	460		Diluted earnings per share	$8.46	$4.96	$3.50	71

					Shares Outstanding
169.3	175.4	(6.1)	(3)		Weighted average number of shares outstanding (millions)	172.8	174.9	(2.1)	(1)
170.9	177.0	(6.1)	(3)		Weighted average number of diluted shares outstanding (millions)	174.4	176.5	(2.1)	(1)
					Foreign Exchange
0.88	0.96	(0.08)	(8)		Average foreign exchange rate (US$/Canadian$)	0.91	0.97	(0.06)	(6)
1.13	1.04	0.09	9		Average foreign exchange rate (Canadian$/US$)	1.10	1.03	0.07	7

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2014	2013	Change	%		2014	2013	Change	%
				Commodity Data
				Freight Revenues (millions)
$267	$263	$4	2	- Canadian Grain	$988	$869	$119	14
155	122	33	27	- U.S. Grain	503	431	72	17
158	157	1	1	- Coal	621	627	(6)	(1)
96	69	27	39	- Potash	347	312	35	11
61	57	4	7	- Fertilizers and sulphur	234	258	(24)	(9)
54	49	5	10	- Forest products	206	206	—	—
175	146	29	20	- Chemicals and plastics	637	565	72	13
130	108	22	20	- Crude	484	375	109	29
191	159	32	20	- Metals, minerals, and consumer products	712	608	104	17
82	105	(23)	(22)	- Automotive	357	403	(46)	(11)
208	173	35	20	- Domestic intermodal	787	684	103	15
142	162	(20)	(12)	- International intermodal	588	644	(56)	(9)

$1,719	$1,570	$149	9	Total Freight Revenues	$6,464	$5,982	$482	8

				Millions of Revenue Ton-Miles (RTM)
6,981	6,854	127	2	- Canadian Grain	26,691	22,864	3,827	17
3,495	3,152	343	11	- U.S. Grain	11,724	11,119	605	5
5,639	5,776	(137)	(2)	- Coal	22,443	23,172	(729)	(3)
3,880	2,758	1,122	41	- Potash	14,099	13,231	868	7
1,061	1,092	(31)	(3)	- Fertilizers and sulphur	4,180	4,939	(759)	(15)
997	1,036	(39)	(4)	- Forest products	3,956	4,619	(663)	(14)
3,694	3,386	308	9	- Chemicals and plastics	13,635	13,573	62	—
4,513	3,873	640	17	- Crude	16,312	13,898	2,414	17
2,862	2,729	133	5	- Metals, minerals, and consumer products	11,266	10,404	862	8
422	563	(141)	(25)	- Automotive	1,953	2,329	(376)	(16)
3,154	2,648	506	19	- Domestic intermodal	11,867	10,276	1,591	15
2,798	3,544	(746)	(21)	- International intermodal	11,723	13,825	(2,102)	(15)

39,496	37,411	2,085	6	Total RTMs	149,849	144,249	5,600	4

				Freight Revenue per RTM (cents)
3.83	3.83	—	—	- Canadian Grain	3.70	3.80	(0.10)	(3)
4.43	3.86	0.57	15	- U.S. Grain	4.29	3.87	0.42	11
2.80	2.72	0.08	3	- Coal	2.77	2.71	0.06	2
2.46	2.49	(0.03)	(1)	- Potash	2.46	2.36	0.10	4
5.70	5.20	0.50	10	- Fertilizers and sulphur	5.59	5.22	0.37	7
5.42	4.74	0.68	14	- Forest products	5.20	4.46	0.74	17
4.74	4.31	0.43	10	- Chemicals and plastics	4.67	4.15	0.52	13
2.90	2.79	0.11	4	- Crude	2.97	2.70	0.27	10
6.69	5.85	0.84	14	- Metals, minerals, and consumer products	6.32	5.90	0.42	7
19.26	18.64	0.62	3	- Automotive	18.26	17.27	0.99	6
6.57	6.53	0.04	1	- Domestic intermodal	6.63	6.65	(0.02)	—
5.11	4.58	0.53	12	- International intermodal	5.02	4.66	0.36	8
4.35	4.20	0.15	4	Total Freight Revenue per RTM	4.31	4.15	0.16	4

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2014	2013	Change	%		2014	2013	Change	%
				Carloads (thousands)
75	75	—	—	- Canadian Grain	291	256	35	14
46	46	—	—	- U.S. Grain	173	182	(9)	(5)
80	84	(4)	(5)	- Coal	313	330	(17)	(5)
33	25	8	32	- Potash	118	114	4	4
15	16	(1)	(6)	- Fertilizers and sulphur	61	71	(10)	(14)
15	15	—	—	- Forest products	59	66	(7)	(11)
52	49	3	6	- Chemicals and plastics	198	197	1	1
30	25	5	20	- Crude	110	90	20	22
66	59	7	12	- Metals, minerals, and consumer products	253	232	21	9
34	38	(4)	(11)	- Automotive	134	146	(12)	(8)
110	95	15	16	- Domestic intermodal	428	370	58	16
134	159	(25)	(16)	- International intermodal	546	634	(88)	(14)

690	686	4	1	Total Carloads	2,684	2,688	(4)	—

				Freight Revenue per Carload
$3,551	$3,507	$44	1	- Canadian Grain	$3,391	$3,397	$(6)	—
3,356	2,607	749	29	- U.S. Grain	2,909	2,359	550	23
1,979	1,888	91	5	- Coal	1,985	1,904	81	4
2,915	2,808	107	4	- Potash	2,941	2,745	196	7
3,834	3,446	388	11	- Fertilizers and sulphur	3,801	3,615	186	5
3,641	3,254	387	12	- Forest products	3,493	3,132	361	12
3,318	2,975	343	12	- Chemicals and plastics	3,214	2,857	357	12
4,350	4,236	114	3	- Crude	4,419	4,144	275	7
2,895	2,721	174	6	- Metals, minerals, and consumer products	2,814	2,655	159	6
2,455	2,797	(342)	(12)	- Automotive	2,670	2,758	(88)	(3)
1,879	1,831	48	3	- Domestic intermodal	1,837	1,850	(13)	(1)
1,071	1,020	51	5	- International intermodal	1,077	1,016	61	6
$2,489	$2,291	$198	9	Total Freight Revenue per Carload	$2,408	$2,226	$182	8

Summary of Rail Data (Page 4)

Fourth Quarter					Year
2014	2013 (1)	Change	%		2014	2013 (1)	Change	%
				Operations Performance
71,468	68,531	2,937	4	Freight gross ton-miles (millions)	273,276	267,629	5,647	2
39,496	37,411	2,085	6	Revenue ton-miles (millions)	149,849	144,249	5,600	4
9,270	9,341	(71)	(1)	Train miles (thousands)	36,625	37,817	(1,192)	(3)
8,281	7,844	437	6	Average train weight - excluding local traffic (tons)	8,046	7,573	473	6
6,819	6,668	151	2	Average train length - excluding local traffic (feet)	6,683	6,530	153	2
8.1	7.9	0.2	3	Average terminal dwell (hours)	8.7	7.1	1.6	23
19.7	17.9	1.8	10	Average train speed (mph)(2)	18.1	18.4	(0.3)	(2)
1.03	1.06	(0.03)	(3)	Fuel efficiency (3)	1.03	1.06	(0.03)	(3)
72.6	71.4	1.2	2	U.S. gallons of locomotive fuel consumed (millions)(4)	279.3	281.7	(2.4)	(1)
3.11	3.51	(0.40)	(11)	Average fuel price (U.S. dollars per U.S. gallon)	3.41	3.47	(0.06)	(2)
14,569	14,677	(108)	(1)	Total employees (average)(5)	14,575	15,011	(436)	(3)
14,499	14,506	(7)	—	Total employees (end of period)(5)	14,499	14,506	(7)	—
14,698	14,977	(279)	(2)	Workforce (end of period)(6)	14,698	14,977	(279)	(2)
				Safety
1.76	1.76	—	—	FRA personal injuries per 200,000 employee-hours	1.67	1.71	(0.04)	(2)
1.18	1.45	(0.27)	(19)	FRA train accidents per million train-miles	1.26	1.80	(0.54)	(30)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

Non-GAAP Measures - Unaudited

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers.

These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Adjusted Performance Measures

Income, excluding significant items, also referred to as Adjusted earnings, provides management with a measure of income on an ongoing basis.

Diluted earnings per share (“EPS”), excluding significant items, also referred to as Adjusted EPS, provides the same information on a per share basis.

Operating income, excluding significant items, also referred to as Adjusted operating income, provides a measure of the profitability of the railway on an ongoing basis.

Operating ratio, excluding significant items, also referred to as Adjusted operating ratio and calculated as Operating expenses, excluding significant items divided by total revenues, provides the percentage of total revenues used to operate the railway on an ongoing basis.

Significant items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities. Items that impacted reported fourth-quarter 2014 and 2013 earnings include:

2014:

•	$12 million ($9 million after-tax) non-cash impact of foreign exchange translation on U.S. dollar denominated long-term debt related to share repurchase program which unfavourably impacted diluted EPS by 5 cents

2013:

•	$435 million ($257 million after-tax) asset impairment charge and accruals for future costs associated with the sale of the DM&E West which unfavourably impacted diluted EPS by $1.45

•	$7 million ($5 million after-tax) experience gains from our 2012 labour restructuring initiative which favourably impacted diluted EPS by 3 cents

•	$5 million ($4 million after-tax) management transition costs which unfavourably impacted diluted EPS by 2 cents

In addition to the fourth quarter significant items discussed above other items that impacted full year 2014 and 2013 earnings include:

2014:

•	In the first quarter, $4 million ($3 million after-tax) experience gains from our 2012 labour restructuring initiative, which favourably impacted diluted EPS by 1 cent

2013:

•	In the first quarter, U.S. $9 million (U.S. $6 million after-tax) recovery related to settlement of certain management transition amounts, which had been subject to legal proceedings, and favourably impacted diluted EPS by 3 cents

•	In the third quarter, income tax expense of $7 million as a result of the change in the province of the British Columbia’s corporate income tax rate which unfavourably impacted diluted EPS by 4 cents

Reconciliation of Non-GAAP measures to GAAP measures

The following tables reconcile Adjusted earnings, Adjusted EPS, Adjusted operating income, and Adjusted operating ratio to Net income, Diluted earnings per share, Operating income, and Operating ratio, respectively.

	For the three months		For the year
Income	ended December 31		ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$460	$338	$1,482	$1,132

Less (add) significant items, net of tax:
Labour restructuring	—	(5)	(3)	(5)
Asset impairment	—	257	—	257
Management transition costs	—	4	—	(2)
Impact of foreign exchange translation on USD denominated debt	9	—	9	—
Income tax rate change	—	—	—	7

Net income as reported	$451	$82	$1,476	$875

	For the three months		For the year
Diluted earnings per share	ended December 31		ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$2.68	$1.91	$8.50	$6.42

Less (add) significant items:
Labour restructuring	—	(0.03)	(0.01)	(0.03)
Asset impairment	—	1.45	—	1.46
Management transition costs	—	0.02	—	(0.01)
Impact of foreign exchange translation on USD denominated debt	0.05	—	0.05	—
Income tax rate change	—	—	—	0.04

As reported	$2.63	$0.47	$8.46	$4.96

	For the three months		For the year
Operating income	ended December 31		ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	$708	$547	$2,335	$1,844

Less (add) significant items, net of tax:
Labour restructuring	—	(7)	(4)	(7)
Asset impairment	—	435	—	435
Management transition costs	—	5	—	(4)

As reported	$708	$114	$2,339	$1,420

	For the three months		For the year
Operating ratio	ended December 31		ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Excluding significant items	59.8%	65.9%	64.7%	69.9%

Less (add) significant items:
Labour restructuring	—	0.4%	—	0.1%
Asset impairment	—	(27.1)%	—	(7.1)%
Management transition costs	—	(0.3)%	—	0.1%

As reported	59.8%	92.9%	64.7%	76.8%

Free Cash

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from foreign exchange (“FX”) fluctuations.

Reconciliation of free cash	For the three months		For the year
(Reconciliation of free cash to GAAP cash position)	ended December 31		ended December 31
(in millions Canadian dollars)	2014	2013	2014	2013
Cash provided by operating activities	$657	$659	$2,123	$1,950
Cash used in investing activities	(403)	(460)	(750)	(1,597)
Change in restricted cash and cash equivalents used to collateralize letters of credit	(84)	65	(411)	411
Dividends paid	(60)	(61)	(244)	(244)
Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	5	9	7	10

Free cash (1)	115	212	725	530
Cash (used in) provided by financing activities, excluding dividend payment (1)	(288)	—	(1,386)	24
Change in restricted cash and cash equivalents used to collateralize letters of credit	84	(65)	411	(411)

(Decrease) increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(89)	147	(250)	143
Cash and cash equivalents at beginning of period	315	329	476	333

Cash and cash equivalents at end of period	$226	$476	$226	$476

(1)	Free cash and Cash provided by financing activities, excluding dividend payment have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Foreign Exchange Adjusted Variance

Foreign exchange adjusted variance (“FX adj. variance”) allows certain financial results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the comparable period of the prior year results denominated in U.S. dollars at the foreign exchange rates of the current period. Measures at constant currency are considered non-GAAP measures and do not have any standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

	For the three months ended December 31					For the year ended December 31
(in millions Canadian dollars)	2014	2013	Variance due to FX	Adjusted 2013(1)	FX Adj. %(1)	2014	2013	Variance due to FX	Adjusted 2013(1)	FX Adj. %(1)
Freight revenues	$1,719	$1,570	$67	$1,637	5%	$6,464	$5,982	$217	$6,199	4%
Other revenues	41	37	—	37	11%	156	151	1	152	3%

Total revenues	1,760	1,607	67	1,674	5%	6,620	6,133	218	6,351	4%
Total operating expenses	1,052	1,493	71	1,564	(33%)	4,281	4,713	163	4,876	(12%)

Operating income	$708	$114	$(4)	$110	544%	$2,339	$1,420	$55	$1,475	59%

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.